

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 15, 2006

VIA U.S. MAIL AND FAX (212) 598-3242
Mr. Joseph A. Orlando
Vice President and Chief Financial Officer
Leucadia National Corporation
315 Park Avenue South
New York, New York 10010

> **Re: Leucadia National Corporation
> Form 10-K for Fiscal Year Ended December 31, 2005
> Filed March 8, 2006
> Form 10-K/A for Fiscal Year Ended December 31, 2005
> Filed March 24, 2006
> Form 10-Q for the Quarter Ended June 30, 2006
> Filed August 9, 2006
> File No. 1-5721**

Dear Mr. Orlando:

We have reviewed your filings and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.   Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Liquidity and Capital Resources, page 30

1. Please revise your discussion herein to include only cash and cash equivalents as reported in the statements of cash flows. It is unclear to us why you included Level 3 shares (marketable securities) in your discussion of cash and cash equivalents despite a transfer restriction that limited the number of shares that you can sell until May, 2006. Refer to paragraph 8 of SFAS 95.

2. It appears to us that "readily available cash, cash equivalents, and marketable securities" (excluding specified amounts) constitute a non-GAAP measure. Please provide disclosures under Item 10 of Regulation S-K and refer to our Frequently Asked Questions document on non-GAAP measures that is available on our website at: http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm. Also, comply with this comment in your Form 10-Q.

3. We believe that your discussion of liquidity and capital resources does not clearly focus on material changes in operating, investing and financing cash flows, as depicted in the statements of cash flows and the reasons underlying those changes. To the extent that certain transactions had already been disclosed in the notes, please provide your analysis of their impact on your liquidity and capital requirements on both a long-term and short-term basis. Refer to Instruction 4 of Item 303(a) of Regulation S-K as well as section IV of the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Consolidated Liquidity, page 32

4. Your discussion of net cash provided by operating activities is unclear. Please tell us and quantify the significant sources of cash from operating activities for 2005 and 2004. In addition, tell us your basis as to why the "collection of a receivable related to a former partnership interest" and "distributions from associated companies" constitute cash from operating activities.

5. Please quantify and disclose operating cash flows from a "decrease in the Company's investment in the *trading* portfolio" in light of conflicting disclosures as follows:

   - on page 41, "the Company's net securities gains largely reflect gains from the sale of publicly traded debt and equity securities that had been classified as Corporate *available for sale securities,"* hence investing cash flows.
   - on page 46, at December 31, 2005 and 2004, "the Company's portfolio of trading securities was not material."

Consolidated Balance Sheets, page F-3

6. We note that your manufacturing segments (Idaho Timber and Plastics) accounted for over 30% of your sales. However, we were unable to find any reference to their respective inventories in the financial statements. Please state separately in the balance sheet or in a note thereto the amounts by major classes of inventory under Rule 5-02(6) of Regulation S-X. Also, disclose the basis for determining the inventory amounts and the method of cost determination (e.g., FIFO, LIFO, average cost). Additionally, please disclose your accounting policy for inventories in off-site inventory locations, customer-owned distribution centers, and in consignment inventory programs which were disclosed on pages 6-7.

Consolidated Statements of Operations, page F-4

7. It appears that the caption "cost of sales" excludes depreciation and amortization for property and equipment directly attributed to the generation of revenue. If so, revise your presentation to comply with SAB 11:B, as applicable, by identifying the amount of applicable depreciation that is excluded from the caption "cost of sales."

Note 5. Discontinued Operations, page F-19

8. Please provide the disclosures required under paragraph 47(a) of FAS 144.

9. Please disclose the major classes of assets and liabilities included as part of a disposal group under paragraphs 47(a)-(b) of FAS 144.

10. With respect to $220 million of funds that you *advanced* towards WilTel's long-term debt obligations, please tell us how it is recorded in the balance sheet and cash flows statements. Additionally, please disclose the payment terms.

11. It is unclear to us why you wrote down the carrying amount of the former WilTel headquarters facility to $ 54.1 million, which is below its selling price of $ 80 million. Please reconcile the carrying amount to the selling price. We note that you used the discounted cash flow method to determine the fair value of the facility.

12. We note that the facility impairment charge of $42.4 million was included in discontinued operations. Considering that the facility was an *exclusion* from the sale transaction and you considered the facility an investment, please tell us why it is appropriate to include the impairment loss in discontinued operations. We understand that the sale of the facility may take from two to five years. Include in your response references to the appropriate accounting literature.

Note 6. Investments, page F-24

13. Please tell us the nature of the "reclassification adjustment for (gains) losses included in net income, net of tax provision of $ 0" totaling $ 188.2 million in 2005.

14. As applicable, please provide the disclosures required in paragraph 21 of SFAS 115.

Note 7. Trade, Notes and Other Receivables, Net, page F-26

15. Please refer to the SBC receivable. On page 44, you disclose that your gain from the WilTel disposal included, among other items, "the amount of the SBC cash payments that had not been previously accrued prior to closing." In this regard, tell us and disclose:

   • The nature of the underlying transaction that generated the receivable, when it was earned, and why $175.9 million of the total amount was not previously accrued. Also, tell us why it is appropriate to consider this previously unrecognized accrual in determining the gain on the disposal of WilTel.
   • Whether the receivable was connected with the pre-funding by SBC of certain of WilTel's capital expenditures as mentioned on page 32 or the $220 million advance towards WilTel's long-term obligations.

Note 16. Income Taxes, page F-34

16. We note that your deferred tax asset in 2004 includes $789 million attributable to discontinued operations. Please tell us why this amount is presented here and included in the assets of discontinued operations in the balance sheet.

17. We note that you recorded the reversal of your deferred tax valuation allowance as a credit to income tax expense in continuing operations. On page F-34, you state that your "conclusion that a portion of the deferred tax asset was more likely than not to be realizable was strongly influenced by … historical ability to generate significant amounts of taxable income." Please tell us how your "historical ability" and the "consummation of certain transactions and ongoing operating profits" constitute a "change in circumstances" as defined in paragraph 26 of FAS 109. Please tell us if the discontinued operations affected your conclusion.

18. Please tell us why no portion of the tax benefit arising from the reversal of the valuation allowance was allocated to discontinued operations and comprehensive income. Refer to paragraphs 35 and 38 of SFAS 109.

Note 17. Pension Plans and Postretirement Benefits, page F-39

19. We note that you froze the WilTel defined benefit pension plans. Considering that you retained the liability for these plans, please tell us why it is appropriate to recognize the related pension expense in discontinued operations in the subsequent periods.

Note 18. Commitments, page F-41

20. Please summarize your guarantees and contingent obligations to CLC. We note your disclosures on page F-15.

Note 22. Segment, page F-45

21. We note that you discuss in your MD&A your segment gross margins/profits. It appears to us that the "segment gross margins/profits" is one measure of your segment profit/loss. Please present your segment gross margins and disclose your primary measure of profit/loss.

Form 10-K/A (Amendment No. 2) for Fiscal Year Ended December 31, 2005

Jefferies Partners Opportunity Fund II, LLC Financial Statements

22. Please tell why the financial statements for the same annual audited periods as you are not presented. See Rules 3-01, 3-02 and 3-09 of Regulation S-X.

Form 10-Q for Fiscal Quarter Ended June 30, 2006

23. Please comply with all applicable comment above.

Consolidated Statements of Cash Flows, page 4

24. We are unable to locate any disclosures related to the $226.7 million that was captioned "Investments in associated companies" within investing cash flows. Please provide a discussion in the MD&A.

25. Please tell us how Premier's insurance settlement proceeds are reflected in the statements of cash flows. We note on page 14 that you reached a total settlement of $ 159.8 million, of which you received $ 111.9 million as of June 30, 2006.

26. Per your disclosure in Note 15, debt due within one year is related to repurchase agreements that are secured by investments with a carrying value of $229.9 million. Please disclose how the subject investments collateralizing your obligations are classified in the balance sheet. Refer to paragraphs 15(a), 17(a)(2), and 48 of SFAS 140.

Note 10, page 11

27. We note your disclosure that you had contributed $ 42.9 million towards WilTel's defined benefit pension plan through June 30, 2006. Please disclose why your actual contribution is significantly different from the amount that you previously disclosed in your Form 10-K.

28. We note your disclosure on page 33 of your Form 10-K. If applicable, please disclose if your "determination to make contributions to the pension trust accounts in excess of minimum required amounts was influenced by the tax deductibility of the contribution." Refer to paragraph 5.r of SFAS 132R.

Note 17, page 14

29. We note you effectively own 46% of the fully diluted common units and all of the preferred units. Please tell us in detail how you have obtained a controlling interest in Premier. Also, tell us how you determined your 46% ownership in the common units on a fully diluted basis.

Discontinued Operations, page 25

30. Please tell us why ATX was not presented as discontinued operations as of June 30, 2006 under paragraph 43 of FAS 144.

31. It appears to us that ATX and WilTel were the major business components of your telecommunications segment. While we note that you sold these components separately in 2005 and 2006, please confirm to us that management did not commit to a plan to exit the telecommunications business altogether in 2005. If so, tell us your consideration of paragraph 30 of FAS 144. Also, provide the applicable disclosures required under paragraph 47 of FAS 144.

* * * *

As appropriate, please amend your filings and respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director